SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



In the Matter of                            )
Sierra Pacific Resources, et al.            )          CERTIFICATE
                                            )
File No. 70-9451                            )              OF
                                            )
(Public Utility Holding                     )          NOTIFICATION
Company Act of 1935)                        )


          This Certificate of Notification is filed by Sierra Pacific Resources ("Sierra Pacific"), a Nevada corporation, in connection with the transaction proposed in Sierra Pacific's Application-Declaration on Form U-1 (File No. 70-09451), as amended (the "Application"), and authorized by the order of the Securities and Exchange Commission issued on July 26, 1999 (Release No. 35-27054) (the "Order"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Application. Pursuant to Rule 24 under the Act (Reg. 250.24), Sierra Pacific hereby certifies that:

          1. The transaction has been carried out in accordance with the terms and conditions of and for the purposes represented in the Application and in full compliance with and in accordance with the Order.

          2. Sierra Pacific merged into Lake Merger Sub, Inc. with Sierra Pacific surviving the transaction, and Nevada Power merged into Desert Merger Sub, Inc. (a wholly owned subsidiary of Sierra Pacific) with Desert Merger Sub as the surviving corporation, which thereafter changed its name to Nevada Power Company.

          3. Each share of pre-Transaction Sierra Pacific and Nevada Power Common Stock was converted into the right to receive cash or post-Transaction Sierra Pacific Common Stock and associated stock purchase rights. Elections were made and Sierra Pacific shareholders electing or receiving stock in the Transaction received 1.44 shares of Sierra Pacific Common Stock for each share of pre-Transaction Sierra Pacific Common Stock, Nevada Power shareholders electing or receiving stock received one share of Sierra Pacific Common Stock for each share of Nevada Power Common Stock.

          4. In connection with the Transaction as described in the Application, and as approved in the Order, each issued and outstanding share of pre-Transaction Nevada Power Common Stock, together with the associated stock purchase rights, has been cancelled. As a result of the Transaction, Sierra Pacific has effectively acquired full ownership of Nevada Power and Nevada Power has become a wholly owned subsidiary of Sierra Pacific.

          5. Incorporated by reference is Sierra Pacific's current report on Form 8-K outlining the Transaction and reporting its consummation to the Securities and Exchange Commission (File No. 1-8788, filed August 9, 1999).


     Exhibit
     -------

     F-2       Past-Tense Opinion of Counsel


                                    Signature

                  Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SIERRA PACIFIC RESOURCES



                                        By   /s/ William E. Peterson
                                             -----------------------------------
                                             William E. Peterson, Senior Vice
                                             President and General Counsel


Dated:  August 6, 1999